

November 22, 2011

Via E-mail
Mr. John P. Rielly
Senior Vice President and Chief Financial Officer
Hess Corporation
1185 Avenue of the Americas, 40th Floor
New York, NY 10036

> **Re:** **Hess Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 25, 2011**
> **Response Letter Dated October 11, 2011**
> **File No. 001-01204**

Dear Mr. Rielly:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Note 2 – Acquisitions and Divestitures, page 57

1.   In regards to the goodwill recognized in the acquisition of the Valhall and Hod fields, please tell us how you intend to account for the goodwill in future periods including:

   • the reporting unit to which the goodwill will be assigned for purposes of impairment testing;

   • your expectations of impairment in future periods (e.g. whether the reduction in the fair value of the reporting unit is expected to decline in correlation to the depletion of the reporting unit's oil and gas reserves); and,

- whether you intend to test the goodwill for impairment in between annual tests (i.e. tell us whether the production and depletion of reserves in a fiscal quarter, or a reduction in the price of oil and gas during a fiscal quarter, will be considered an event or change in circumstances that more likely than not reduces the fair value of a reporting unit below its carrying amount and thus require an impairment test for that fiscal quarter).

Closing Comments

You may contact James Giugliano at (202) 551-3319 or John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Norman von Holtzendorff at (202) 551-3237, Alexandra Ledbetter at (202) 551-3317 or me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director